

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 22, 2009

Mr. Marchand Snyman
Chief Financial Officer
Northern Dynasty Minerals Ltd.
800 West Pender St. Suite 1020
Vancouver, British Columbia
Canada, V6C 2V8

> **Re:** **Northern Dynasty Minerals Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2008**
> **Filed October 13, 2009**
> **File No. 001-32210**

Dear Mr. Snyman:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008
Exhibit 99.5, Consolidated Financial Statements

1. We note your response to the comment in our letter dated November 3, 2009. Please provide to us the following additional information regarding the Pebble Limited Partnership ("Partnership") and your agreement with Anglo American plc ("Anglo"):

    - Please provide us with a summary of the agreement with Anglo. Please also include a copy of the agreement in your response to us.

- Please tell us how you determined that the Partnership is a variable interest entity and how you determined that you are the primary beneficiary of this VIE. In this regard, also tell us who holds the voting interests in the Partnership.

- If the equity interest in the Partnership has not been transferred to Anglo, clarify how it is appropriate to characterize the cash contributions from Anglo as non-controlling interest in your consolidated balance sheets.

- Tell us whether any or all amounts contributed by Anglo are or could be refundable.

- Tell us whether an equity interest in the Partnership has been transferred to Anglo at December 31, 2008, or thereafter, and when it is anticipated that additional equity interests will be transferred to Anglo. To the extent that equity interests have been transferred, it appears to us that for US GAAP you should have released the liability and recorded the transfer of the equity interest based on ARB 51 and SAB 51 through December 31, 2008 and SFAS 160 subsequent to December 31, 2008. Therefore, prior to December 31, 2008, you would record the non-controlling interest (or minority interest) as the proportionate share of the book value of the Partnership acquired by Anglo. Any excess would be recorded to your additional paid-in capital, unless the criteria of SAB 51 for gain recognition on the income statement have been met. Subsequent to the adoption of SFAS 160, the accounting would be similar except all gains or losses are no longer permitted to be recorded on the income statement pursuant to paragraph 33 of SFAS 160. You can refer to Example 2 in SFAS 160 as an illustration of the accounting for the transfer of equity interest of a subsidiary. Please tell us how you have complied with this guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Suying Li at (202) 551-3335, Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director